Mail Stop 3561

November 7, 2008

Hani El-Naffy
President
Fresh Del Monte Produce Inc.
241 Sevilla Avenue
Coral Gables, FL 33134

       Re: **Fresh Del Monte Produce Inc.**
             Form 20-F for Fiscal Year Ended
             December 28, 2007
             Filed February 27, 2008
             Form 10-Q for Fiscal Quarter Ended
             March 28, 2008
             Filed April 30, 2008
             Form 10-Q for Fiscal Quarter Ended
             June 27, 2008
             Filed July 30, 2008
             File No. 333-07708

Dear Mr. El-Naffy:

       We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                 Sincerely,

                 Tia Jenkins
                 Senior Assistant Chief Accountant
                 Office of Beverages, Apparel and
                 Health Care Services